SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 13E-3

Amendment No. 2

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

Cornerstone Therapeutics Inc.

(Name of the Issuer)

Cornerstone Therapeutics Inc.

Chiesi Farmaceutici S.p.A.

Chiesi U.S. Corporation

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

256603 101

(CUSIP Number of Class of Securities)

Cornerstone Therapeutics Inc. 1255 Crescent Green Drive, Suite 250 Cary, North Carolina 27518 Attention: Craig A. Collard (888) 466-6505	Chiesi Farmaceutici SpA Chiesi U.S. Corporation Via Palermo 26/A 43122 Parma, Italy Attention: Ugo Di Francesco +39 0521 2791

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 Attention: John A. Healy (212) 878-8000	Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 Attention: Steven A. Navarro Emilio Ragosa (212) 309-6000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$265,202,366.15	$34,158.06

*	In accordance with Exchange Act Rule 0-11(c), the filing fee of $34,158.06 was determined by multiplying 0.0001288 by the aggregate merger consideration of $265,202,366.15. The aggregate merger consideration was calculated as the sum of (i) the product of (a) 26,919,071 outstanding shares of common stock (including shares of restricted stock) as of December 11, 2013 to be acquired in the merger, multiplied by (b) the per share merger consideration of $9.50 (equal to $255,731,174.50) plus (ii) the difference between the merger consideration of $9.50 per share and the aggregate exercise price of the 2,306,773 outstanding stock options for which the exercise price per share is less than $9.50 (which is $9,471,191.65).

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$34,158.06

Form or Registration No.:	Schedule 14A

Filing Party:	Cornerstone Therapeutics Inc.

Date Filed:	December 13, 2013

Neither the Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved the merger, passed upon the merits or fairness of the merger or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction.

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits attached hereto (as amended, this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) jointly by the following persons (each, a “Filing Person” and, collectively, the “Filing Persons”): (i) Cornerstone Therapeutics Inc., a Delaware corporation (the “Company” or “Cornerstone”), the issuer of the common stock, par value $0.001 per share (the “Common Stock”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (ii) Chiesi Farmaceutici S.p.A., an Italian Societá per Azioni (“Chiesi”); and (ii) Chiesi U.S. Corporation, a Delaware corporation and wholly owned subsidiary of Chiesi (“Chiesi US”).

On September 15, 2013, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Chiesi and Chiesi US. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Chiesi US will merge with and into the Company, with the Company surviving the merger as a direct wholly-owned subsidiary of Chiesi (the “Merger”).

In the Merger, each share of Common Stock that is issued and outstanding as of the Effective Time (as defined in the Merger Agreement), except for treasury stock, dissenting shares and shares held by Chiesi or its subsidiaries, will be converted into the right to receive $9.50 in cash (the “merger consideration”), without interest and subject to deduction for any required withholding taxes. Subject to the terms and conditions of the Merger Agreement, vesting restrictions on restricted shares previously issued by the Company will be fully accelerated and, as a result, in the Merger such restricted shares will be treated in the same manner as other shares of Common Stock, subject to deduction for any required withholding taxes. Subject to the terms and conditions of the Merger Agreement, each stock option will be accelerated to the extent not already fully exercisable and will be converted into the right to receive an amount equal to the merger consideration minus the exercise price of the option, without interest and subject to deduction for any required withholding taxes.

The merger consideration was determined as a result of negotiations between Chiesi and a special committee of independent directors of the Board of Directors of the Company (the “Special Committee”), with the assistance of a financial adviser selected and retained by the Special Committee.

The Merger Agreement contains customary representations, warranties and covenants of the parties, including, among others, covenants by the Company (i) to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Merger, (ii) not to engage in certain kinds of transactions during such period and (iii) to convene and hold a meeting of its stockholders for the purpose of obtaining the Stockholder Approvals (as defined below). The Merger Agreement contains covenants by Chiesi to vote its shares in favor of the Merger and to leave the Special Committee in place through the completion of the Merger.

The Special Committee unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are substantively and procedurally fair to and in the best interests of the stockholders of the Company (including the unaffiliated stockholders) other than Chiesi and its affiliates, and that it is advisable for the Company to enter into the Merger Agreement. The Special Committee also unanimously recommended that the Company’s Board of Directors approve and declare advisable the Merger Agreement and the transactions contemplated thereby and determine to recommend that the stockholders of the Company vote to adopt the Merger Agreement. Based on the Special Committee’s recommendation, the Board (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are substantively and procedurally fair to, and in the best interests of, the Company’s stockholders (including the unaffiliated stockholders) other than Chiesi and its affiliates, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) resolved to recommend that the Company’s stockholders vote to adopt the Merger Agreement.

Stockholders of the Company will be asked to vote on the adoption of the Merger Agreement at a special stockholders meeting that will be held on a date to be announced. The consummation of the Merger is subject to the non-waivable condition that the Merger Agreement be adopted by the affirmative vote (in person or by proxy) in favor of the adoption of the Merger Agreement of (i) the holders of at least a majority of the outstanding shares of

Common Stock and (ii) the holders of at least a majority of all outstanding shares of Common Stock not owned, directly or indirectly, by Chiesi or Chiesi US or any of their affiliates, any other officers and directors of the Company, any other person having any equity interest in, or any right to acquire any equity interest in, Chiesi US, or any person of which Chiesi US is a direct or indirect subsidiary (together, the “Stockholder Approvals”). Consummation of the Merger is also subject to other customary conditions regarding the absence of any law, injunction or judgment that prohibits or makes illegal the consummation of the Merger and obtaining all required regulatory consents. Each party’s obligation to consummate the Merger is also subject to additional conditions regarding the accuracy of the other party’s representations and warranties contained in the Merger Agreement (subject to certain materiality qualifiers) and the other party’s compliance with its covenants in the Merger Agreement (subject to certain materiality qualifiers). The Merger Agreement does not contain a financing condition.

Craig A. Collard (who is the Chairman and Chief Executive Officer of the Company) and an entity controlled by him have entered a Voting Agreement under which they have agreed to vote their shares of Common Stock in favor of the Merger.

The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the amended preliminary proxy statement filed with the SEC concurrently with this Schedule 13E-3 under Regulation 14A of the Exchange Act (the “Preliminary Proxy Statement”) of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information set forth in the Preliminary Proxy Statement, including the schedules and appendices attached thereto, is hereby incorporated herein by reference, and the responses to each such item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Preliminary Proxy Statement and the schedule and appendices thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Preliminary Proxy Statement.

All information contained in this Schedule 13E-3 concerning any Filing Person has been provided by such Filing Person and no Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.

Item 1. Summary Term Sheet.

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2. Subject Company Information.

(a)	Name and Address: The name of the subject company is Cornerstone Therapeutics Inc., a Delaware corporation (the “Company” or “Cornerstone”). The Company’s executive offices are located at 1255 Crescent Green Drive, Suite 250, Cary, North Carolina and its telephone number is (888) 466-6505.

(b)	Securities: The subject class of equity securities is the common stock, par value $0.001 per share, of the Company. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote”

“The Special Meeting—Voting; Proxies; Revocation”

“Important Information Regarding Cornerstone—Market Price of the Common Stock and Dividend Information”

“Important Information Regarding Cornerstone—Security Ownership of Certain Beneficial Owners and Management”

(c)	Trading Market and Price: The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Cornerstone—Market Price of the Common Stock and Dividend Information”

(d)	Dividends: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“The Merger Agreement—Conduct of Business Pending the Merger”

“Important Information Regarding Cornerstone—Market Price of the Common Stock and Dividend Information”

(e)	Prior Public Offerings: Not applicable.

(f)	Prior Stock Purchases: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Important Information Regarding Cornerstone—Transactions in Common Stock”

“Important Information Regarding Cornerstone—Certain Share Transactions”

Item 3. Identity and Background of Filing Person.

(a)	Name and Address: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“The Parties to the Merger”

“Important Information Regarding Cornerstone—Company Background”

“Important Information Regarding Cornerstone—Directors and Executive Officers”

“Important Information Regarding Cornerstone—Security Ownership of Certain Beneficial Owners and Management”

“Important Information Regarding Chiesi and Chiesi US”

Annex D—Important Information Regarding the Directors and Executive Officers of Chiesi and Chiesi US

(b)	Business and Background of Entities: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Important Information Regarding Cornerstone—Company Background”

“Important Information Regarding Chiesi and Chiesi US”

(c)	Business and Background of Natural Persons: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Cornerstone—Company Background”

“Important Information Regarding Cornerstone—Directors and Executive Officers”

“Important Information Regarding Cornerstone—Security Ownership of Certain Beneficial Owners and Management”

“Important Information Regarding Cornerstone—Transactions in Common Stock”

“Important Information Regarding Cornerstone—Certain Share Transactions”

“Important Information Regarding Chiesi and Chiesi US”

Annex D—Important Information Regarding the Directors and Executive Officers of Chiesi and Chiesi US

Item 4. Terms of the Transaction.

(a)	Material Terms.

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors and the Special Committee”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of Chiesi and Chiesi US for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Payment of Merger Consideration and Surrender of Stock Certificates”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Potential Change of Control Payments to Executive Officers”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“The Special Meeting—Recommendations of the Board and the Special Committee”

“The Special Meeting—Required Vote”

“The Special Meeting—Voting; Proxies; Revocation”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on Common Stock”

“The Merger Agreement—Treatment of Company Options and Company Restricted Shares”

“The Merger Agreement—Payment for the Common Stock in the Merger”

“The Merger Agreement—Conditions to Completion of the Merger”

Annex A—Agreement and Plan of Merger

(c)	Different Terms: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors and the Special Committee”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of Chiesi and Chiesi US for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Payment of Merger Consideration and Surrender of Stock Certificates”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Potential Change of Control Payments to Executive Officers”

“Special Factors—Payments to Executive Officers and Directors in Respect of Unvested Stock Options and Restricted Stock Awards”

“Special Factors—Advisory Vote on Specified Compensation”

“The Merger Agreement—Treatment of Company Options and Company Restricted Shares”

(d)	Appraisal Rights: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Appraisal Rights”

“Rights of Appraisal”

Annex C—Section 262 of Delaware General Corporation Law

(e)	Provisions for Unaffiliated Security Holders: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors and the Special Committee”

“Provisions for Unaffiliated Stockholders”

“Important Information Regarding Cornerstone—Company Background”

“Important Information Regarding Chiesi and Chiesi US”

(f)	Eligibility for Listing or Trading: Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Position of Chiesi and Chiesi US as to Fairness of the Merger”

“Important Information Regarding Cornerstone—Directors and Executive Officers”

“Important Information Regarding Cornerstone—Security Ownership of Certain Beneficial Owners and Management”

“Important Information Regarding Cornerstone—Transactions in Common Stock”

“Important Information Regarding Cornerstone—Certain Share Transactions”

“Important Information Regarding Chiesi and Chiesi US”

(b)-(c)	Significant Corporate Events; Negotiations or Contacts: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors and the Special Committee”

“Special Factors—Position of Chiesi and Chiesi US as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of Chiesi and Chiesi US for the Merger”

“Special Factors—Financing for the Merger; No Financing Condition”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Potential Change of Control Payments to Executive Officers”

“Special Factors—Payments to Executive Officers and Directors in Respect of Unvested Stock Options and Restricted Stock Awards”

“Special Factors—Advisory Vote on Specified Compensation”

“The Merger Agreement”

“Important Information Regarding Cornerstone—Transactions in Common Stock”

“Important Information Regarding Cornerstone—Certain Share Transactions”

“Important Information Regarding Chiesi and Chiesi US”

Annex A—Agreement and Plan of Merger

(e)	Agreements Involving the Subject Company’s Securities: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors and the Special Committee”

“Special Factors—Position of Chiesi and Chiesi US as to Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing for the Merger; No Financing Condition”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Potential Change of Control Payments to Executive Officers”

“Special Factors—Payments to Executive Officers and Directors in Respect of Unvested Stock Options and Restricted Stock Awards”

“Special Factors—Advisory Vote on Specified Compensation”

“The Merger Agreement”

“The Special Meeting—Required Vote”

“Important Information Regarding Cornerstone—Security Ownership of Certain Beneficial Owners and Management”

“Important Information Regarding Cornerstone—Transactions in Common Stock”

“Important Information Regarding Cornerstone—Certain Share Transactions”

“Important Information Regarding Chiesi and Chiesi US”

Annex A—Agreement and Plan of Merger

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Purposes and Reasons of Chiesi and Chiesi US for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Potential Change of Control Payments to Executive Officers”

“Special Factors—Payments to Executive Officers and Directors in Respect of Unvested Stock Options and Restricted Stock Awards”

“Special Factors—Payment of Merger Consideration and Surrender of Stock Certificates”

“The Merger Agreement—Effect of the Merger on the Common Stock”

“The Merger Agreement—Treatment of Company Options and Company Restricted Shares”

Annex A—Agreement and Plan of Merger

(c)(1)-(8)	Plans: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors and the Special Committee”

“Special Factors—Position of Chiesi and Chiesi US as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of Chiesi and Chiesi US for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Payment of Merger Consideration and Surrender of Stock Certificates”

“Special Factors—Financing for the Merger; No Financing Condition”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Potential Change of Control Payments to Executive Officers”

“Special Factors—Payments to Executive Officers and Directors in Respect of Unvested Stock Options and Restricted Stock Awards”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock”

“The Merger Agreement—Treatment of Company Options and Company Restricted Shares”

“The Merger Agreement—Conduct of Business Pending the Merger”

“The Merger Agreement—Other Covenants and Agreements”

Annex A—Agreement and Plan of Merger

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)	Purposes: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors and the Special Committee”

“Special Factors—Position of Chiesi and Chiesi US as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of Chiesi and Chiesi US for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for the Company After the Merger”

(b)	Alternatives: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors and the Special Committee”

“Special Factors—Opinion of Lazard Frères & Co. LLC”

“Special Factors—Position of Chiesi and Chiesi US as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of Chiesi and Chiesi US for the Merger”

Annex B—Opinion of Lazard Frères & Co. LLC

(c)	Reasons: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors and the Special Committee”

“Special Factors—Opinion of Lazard Frères & Co. LLC”

“Special Factors—Position of Chiesi and Chiesi US as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of Chiesi and Chiesi US for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for the Company After the Merger”

Annex B—Opinion of Lazard Frères & Co. LLC

(d)	Effects: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors and the Special Committee”

“Special Factors—Position of Chiesi and Chiesi US as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of Chiesi and Chiesi US for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Payment of Merger Consideration and Surrender of Stock Certificates”

“Special Factors—Financing for the Merger; No Financing Condition”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Potential Change of Control Payments to Executive Officers”

“Special Factors—Fees and Expenses”

“Special Factors—Payments to Executive Officers and Directors in Respect of Unvested Stock Options and Restricted Stock Awards”

“Special Factors—Advisory Vote on Specified Compensation”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Special Meeting—Appraisal Rights”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on Common Stock”

“The Merger Agreement—Treatment of Company Options and Company Restricted Shares”

“The Merger Agreement—Payment for the Common Stock in the Merger”

“The Merger Agreement—Conduct of Business Pending the Merger”

“Provisions for Unaffiliated Stockholders”

“Rights of Appraisal”

Annex A—Agreement and Plan of Merger

Annex C—Section 262 of Delaware General Corporation Law

Item 8. Fairness of the Transaction.

(a)-(b) Fairness;	Factors Considered in Determining Fairness: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors and the Special Committee”

“Special Factors—Opinion of Lazard Frères & Co. LLC”

“Special Factors—Position of Chiesi and Chiesi US as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of Chiesi and Chiesi US for the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Potential Change of Control Payments to Executive Officers”

“The Special Meeting—Recommendations of the Board and the Special Committee”

Annex B—Opinion of Lazard Frères & Co. LLC

The presentations dated April 10, 2013, April 26, 2013, May 17, 2013, May 28, 2013, August 9, 2013 and September 15, 2013 prepared by Lazard Frères & Co. LLC. and reviewed by the Special Committee are attached hereto as Exhibits (c)(2)-(c)(7) and are incorporated by reference herein.

(c)	Approval of Security Holders: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors and the Special Committee”

“Special Factors—Position of Chiesi and Chiesi US as to Fairness of the Merger”

“Special Factors— Payments to Executive Officers and Directors in Respect of Unvested Stock Options and Restricted Stock Awards”

“The Special Meeting—Recommendations of the Board and the Special Committee”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to Completion of the Merger”

Annex A—Agreement and Plan of Merger

(d)	Unaffiliated Representative: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors and the Special Committee”

“Special Factors—Opinion of Lazard Frères & Co. LLC”

“Special Factors—Position of Chiesi and Chiesi US as to Fairness of the Merger”

(e)	Approval of Directors: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors and the Special Committee”

“Special Factors—Position of Chiesi and Chiesi US as to Fairness of the Merger”

“The Special Meeting—Recommendations of the Board and the Special Committee”

(f)	Other Offers: Not Applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)-(c)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors and the Special Committee”

“Special Factors—Opinion of Lazard Frères & Co. LLC”

“Special Factors—Position of Chiesi and Chiesi US as to Fairness of the Merger”

“Special Factors—Consultation with Jefferies, Financial Adviser to Chiesi”

Annex B—Opinion of Lazard Frères & Co. LLC

The presentations dated April 10, 2013, April 26, 2013, May 17, 2013, May 28, 2013, August 9, 2013 and September 15, 2013 prepared by Lazard Frères & Co. LLC. and reviewed by the Special Committee are attached hereto as Exhibits (c)(2)-(c)(7) and are incorporated by reference herein.

Preliminary financial analyses dated May 2, 2013 of Jefferies International Limited for Chiesi is attached hereto as Exhibit (c)(8) and is incorporated by reference herein.

Preliminary financial analyses dated July 15, 2013 of Jefferies International Limited for Chiesi is attached hereto as Exhibit (c)(9) and is incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Common Stock or any representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Position of Chiesi and Chiesi US as to Fairness of the Merger”

“Special Factors—Financing for the Merger; No Financing Condition”

Annex A—Agreement and Plan of Merger

(b)	Conditions: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors and the Special Committee”

“Special Factors—Financing for the Merger; No Financing Condition”

Annex A—Agreement and Plan of Merger

(c)	Expenses: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Expenses”

Annex A—Agreement and Plan of Merger

(d)	Borrowed Funds: Not Applicable.

Item 11. Interest in Securities of the Subject Company.

(a)	Securities Ownership: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Important Information Regarding Cornerstone—Security Ownership of Certain Beneficial Owners and Management”

“Important Information Regarding Chiesi and Chiesi US”

(b)	Securities Transactions: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Cornerstone—Transactions in Common Stock”

“Important Information Regarding Cornerstone—Certain Share Transactions”

“Important Information Regarding Chiesi and Chiesi US”

Item 12. The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Potential Change of Control Payments to Executive Officers”

“Special Factors—Payments to Executive Officers and Directors in Respect of Unvested Stock Options and Restricted Stock Awards”

“The Special Meeting—Required Vote”

“The Merger Agreement—Other Covenants and Agreements”

Annex A—Agreement and Plan of Merger

(e)	Recommendations of Others: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors and the Special Committee”

“Special Factors—Position of Chiesi and Chiesi US as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of Chiesi and Chiesi US for the Merger”

“Special Factors—Advisory Vote on Specified Compensation”

“The Special Meeting—Recommendations of the Board and the Special Committee”

Item 13. Financial Statements.

(a)	Financial Information: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Fees and Expenses”

“Important Information Regarding Cornerstone—Selected Summary Historical Consolidated Financial Data”

“Important Information Regarding Cornerstone—Ratio of Earnings to Fixed Charges”

“Important Information Regarding Cornerstone—Book Value Per Share”

“Where You Can Find Additional Information”

The audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and the financial statements set forth in Part I, Item 1 of the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013 are incorporated herein by reference.

(b)	Pro Forma Information: Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)-(b)	Solicitations or Recommendations; Employee and Corporate Assets: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors and the Special Committee”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Annex A—Agreement and Plan of Merger

Item 15. Additional Information.

(b)	Golden Parachute Compensation. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Potential Change of Control Payments to Executive Officers”

(c)	Other Material Information. The entirety of the Preliminary Proxy Statement, including the schedule and appendices attached thereto, is incorporated herein by reference.

Item 16. Exhibits.

(a)(1)	Preliminary Proxy Statement of Cornerstone Therapeutics Inc. (incorporated herein by reference to the Schedule 14A filed concurrently with this Schedule 13E-3).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(3)	Letter to Stockholders (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(4)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(5)	Joint press release dated September 16, 2013 issued by Cornerstone Therapeutics Inc. and Chiesi Farmaceutici S.p.A. (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2013).

(c)(1)	Opinion of Lazard Frères & Co. LLC, dated September 15, 2013 (incorporated herein by reference to Annex B of the Preliminary Proxy Statement).

(c)(2)	Presentation of Lazard Frères & Co. LLC to the Special Committee, dated April 10, 2013.*

(c)(3)	Presentation of Lazard Frères & Co. LLC to the Special Committee, dated April 26, 2013.**

(c)(4)	Presentation of Lazard Frères & Co. LLC to the Special Committee, dated May 17, 2013.**

(c)(5)	Presentation of Lazard Frères & Co. LLC to the Special Committee, dated May 28, 2013.*

(c)(6)	Presentation of Lazard Frères & Co. LLC to the Special Committee, dated August 9, 2013.*

(c)(7)	Presentation of Lazard Frères & Co. LLC to the Special Committee, dated September 15, 2013.*

(c)(8)	Preliminary financial analyses dated May 2, 2013 of Jefferies International Limited for Chiesi.*

(c)(9)	Preliminary financial analyses dated July 15, 2013 of Jefferies International Limited for Chiesi.*

(d)(1)	Agreement and Plan of Merger among Chiesi Farmaceutici S.p.A., Chiesi U.S. Corporation and Cornerstone Therapeutics Inc. dated September 15, 2013 (incorporated herein by reference to Annex A of the Preliminary Proxy Statement).

(d)(2)	Voting Agreement, dated as of September 15, 2013, by and among Chiesi Farmaceutici S.p.A., Chiesi U.S. Corporation, Cornerstone Therapeutics Inc., Craig A. Collard and Cornerstone Biopharma Holdings, Ltd. (incorporated herein by reference to Exhibit 15 to the Schedule 13D/A filed by Chiesi Farmaceutici S.p.A. and Chiesi U.S. Corporation on September 16, 2013).

(e)(1)	Form of Special Committee Indemnification Agreement.*

(f)(1)	Section 262 of Delaware General Corporation Law (incorporated herein by reference to Annex C of the Preliminary Proxy Statement).

*	Previously filed with Schedule 13E-3 on October 17, 2013.
**	Previously filed with Amendment No. 1 to Schedule 13E-3 on November 27, 2013.

SIGNATURES

After due inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of December 13, 2013

Cornerstone Therapeutics Inc.

By:	/s/ Craig A. Collard

Name: Craig A. Collard
Title: Chief Executive Officer

Chiesi Farmaceutici S.p.A.

By:	/s/ Ugo Di Francesco

Name:	Ugo Di Francesco
Title:	Chief Executive Officer

Chiesi U.S. Corporation

By:	/s/ Ugo Di Francesco

Name:	Ugo Di Francesco
Title:	President